NEWS RELEASE

Leading Independent Proxy Advisory Firms Recommend

Esperanza Shareholders Vote in Favour of Proposed Transaction with Alamos

Vancouver, British Columbia – August 16, 2013 – Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), two leading proxy advisory firms, have recommended that shareholders of Esperanza Resources Corp. (TSX.V:EPZ) (OTCQX:ESPZF) vote FOR the plan of arrangement with Alamos Gold Inc. (TSX:AGI) (NYSE: AGI) to be voted on at a special meeting of the shareholders of Esperanza on August 27, 2013.

In both reports, ISS and Glass Lewis recommend shareholders vote FOR the proposed transaction (previously reported by news release on July 12, 2013) where Alamos has agreed to acquire all of the issued and outstanding common shares of Esperanza. Esperanza shareholders will receive consideration of C$0.85 in cash for each common share of Esperanza held and 0.0625 of an Alamos Warrant. Alamos has applied to have the Alamos Warrants listed on the Toronto Stock Exchange.

In their report ISS stated, “a vote FOR is warranted based on a review of the terms of the transaction and, in particular, the significant premium, the favorable market reaction and no significantly noted governance concerns.”

Glass Lewis also concluded that, “the cash consideration provides shareholders with certainty of value and immediate liquidity at a time of significant industry uncertainty while the warrant offers shareholders participation in the longer term value of Alamos.”

ISS is the leading provider of corporate governance solutions to the global financial community. More than 1,700 institutional clients rely on the expertise of ISS to help them make more informed investment decisions on behalf of their shareholders.

Glass Lewis is a leading, independent, governance analysis and proxy voting firm, serving more than 900 institutional investors globally. Glass Lewis focuses their research on the long-term financial impact of investment and proxy vote decisions and assists institutional investors to make sound decisions by uncovering and assessing governance, business, legal, political and accounting risks.

Attention Esperanza Shareholders

Be sure to vote your proxy before 10:00 a.m. (Vancouver time) on Friday, August 23, 2013. For more information and assistance in voting your proxy, please contact Kingsdale Shareholder Services Inc. at 1-866-581-1571 or by email at contactus@kingsdaleshareholder.com.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $475 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of August 15, 2013, Alamos had 127,348,986 common shares outstanding (132,423,186 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

Cautionary Note

The TSX, TSXV and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Each of Alamos and Esperanza prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this news release are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos and Esperanza may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this news release and are included in the public filings of Alamos and Esperanza, which have been filed with the SEC and the securities commissions or similar authorities in Canada)

For further information, please contact:

Esperanza Resources Corp. Simon Venhuizen Director, Investor Relations 604-336-8194 or Toll Free: 1-866-890-5509 simon@epzresources.com www.epzresources.com	Alamos Gold Inc. Scott K. Parsons Manager, Investor Relations (416) 368-9932 x 439 www.alamosgold.com